November 8, 2021

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. - File Nos. 2-67464, 811-3015

Dear Ms. Hahn:

On September 2, 2021, Ohio National Fund, Inc. (the "Registrant” or “Fund”), on behalf of its series, filed Post-Effective Amendment No. 99 (the “Amendment”) to the Registrant’s Registration Statement. On October 19, 2021, you provided oral comments to the Amendment to Tim Abbott of Ohio National Financial Services. Redlined changes may be provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b).

General Comments

1. Company Acknowledgement – The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: We acknowledge that the Commission has reminded us that Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

2. Disclosure Changes – Where a change is made to disclosure in response to a Staff comment, please make corresponding changes wherever such disclosure appears in the registration statement.

Response: Registrant confirms that where a change is made to disclosure in response to a Staff comment, corresponding changes will be made wherever such disclosure appears in the registration statement.

Specific Comments

1. ON AB Relative Value Portfolio, Fee Table. In the preface to the fee table, please change “if you buy and hold” to “if you buy, sell or hold” per new N-1A instructions.

Response: Registrant confirms that it has made the requested change.

2. ON AB Relative Value Portfolio, Fee Table. In the preface to the fee table, please add language from the most recent N-1A instructions stating “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: Registrant confirms that the requested language has been added to the preface to the fee table.

3. ON AB Relative Value Portfolio, Fee Table. Please provide the completed fee table and expense example for the Staff’s review. We may have additional comments.

Response: Registrant confirms that the completed fee table and expense example are attached hereto as Appendix A.

4. ON AB Relative Value Portfolio, Principal Investment Strategies. In the first paragraph of the principal investment strategies on Page 3 of the prospectus:

(a)	Three lines from the bottom it states “the team initially screens a primary research universe of largely U.S. companies..” Please better define “primary research universe”;

(b)	In the same sentence, please define “attractive security valuation and business model characteristics”; and

(c)	In the last sentence, please discuss how large the universe of appropriate candidates is, and also clarify what the Portfolio is looking for when it attempts to better understand a company’s business model.

Response: The below language has been added to the first paragraph of the Portfolio’s principal investment strategies beginning with the third sentence:

“The team initially screens a primary research universe of largely U.S. companies included in the Russell 1000 Index and the S&P 500 Index, as well as other companies outside of these indices that are surfaced by the team as potentially attractive research candidates. Initially, the team screens for attractive security valuation and business model characteristics, including, but not limited to: free-cash-flow yield, price-to-earnings ratios, balance sheet quality, capital spending, shareholder return, profit margins, earning and sales revisions, and price momentum. The initial screening process surfaces approximately 300 candidates for further research. The team then conducts fundamental research to better understand the company’s business model, focusing on areas including: industry structure, company differentiation, cash flow volatility and sustainability, capital usage, and management quality.”

5. ON AB Relative Value Portfolio, Principal Investment Strategies. In the second paragraph it states: “The portfolio does not intend to concentrate in any specific sector or industry.” Please supplementally confirm that if the fund does intend to concentrate in a specific sector or industry that it will disclose it in the summary prospectus and include corresponding risks.

Response: Registrant so confirms.

6. ON AB Relative Value Portfolio, Principal Investment Strategies. In the third paragraph, any disclosure related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives.

Response: Upon further discussion with the Portfolio’s subadviser, Registrant confirms that the use of derivatives will not constitute a principal investment strategy of the Portfolio and has removed the third paragraph in its entirety.

7. ON AB Relative Value Portfolio, Risk Disclosure Related to Derivatives. Risk disclosures related to derivatives should not be generic risks associated with each derivatives type.

Response: Registrant has removed disclosures related to derivates risks from the principal risks as the Portfolio’s use of derivatives will not constitute a principal investment strategy.

8. ON AB Relative Value Portfolio, Principal Risks. With respect to ETF Risk on Page 4, the second sentence talks about the excessive value of ETF shares. We note that while ETFs trade on the secondary market, shares can only be redeemed in creation units and that many ETFs redeem in kind rather than in cash, which would not require the subadviser to liquidate portfolio holdings.

(a)	Please revise this disclosure accordingly, for example to state that an ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly during times of stress; and

(b)	Please also disclose that there may be an absence of a market for an ETF, or the market may not be maintained.

Response: Upon further discussion with the Portfolio’s subadviser, Registrant confirms that ETFs will not constitute a principal investment strategy of the Portfolio, and has removed mention of ETFs from the Portfolio’s principal investment strategies and ETF Risk from the Portfolio’s principal risks.

9. ON AB Relative Value Portfolio, Principal Risks. With regard to Derivatives Risk on Page 4, please consider using bullet points for the three risks that follow derivatives risk since futures, options and swaps are all related.

Response: Registrant confirms that because the use of derivatives is not a principal investment strategy of the Portfolio, it has removed all principal risks related to derivatives from the prospectus.

10. ON AB Relative Value Portfolio, Performance. On page 5, please supplementally identify the broad based securities index against which the Portfolio will compare its results.

Response: Registrant confirms that the broad based securities index against which the Portfolio will compare its results is the Russell 1000 Value Index.

11. ON AB Relative Value Portfolio, Statutory Prospectus. With regard to the disclosure related to Exchange Traded Funds on Page 8, second paragraph, please describe only those types of ETFs in which the Portfolio may invest. For example, if the fund intends to invest principally in inverse ETFs, then the Portfolio should add appropriate risk discussions related to those types of ETFs.

Response: Registrant confirms that the Portfolio may infrequently invest in ETFs, and on those occasions that it does, it will typically invest in non-leveraged, index-tracking ETFs, and has amended the disclosure accordingly. A marked disclosure is attached hereto as Appendix B.

* * * * *

If you have any questions or additional comments, please contact me at Tim_Abbott@ohionational.com or at (513) 794-6094.

Very truly yours,

/s/ Tim Abbott
Tim Abbott, Esq.
Senior Attorney

Appendix A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other expenses*	0.12%
Total Annual Fund Operating Expenses	0.77%

*	Estimated for the current fiscal year.

Example. This Example is intended to help you compare the cost of investing your variable contract assets in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The costs indicated below do not reflect the additional expenses of variable contracts. These costs would be higher if variable contract charges were added. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$79	$246

Appendix B

Exchange Traded Funds (Non-Principal)

The Portfolio may invest in various ETFs. An ETF is a pooled investment vehicle with shares that trade intraday on stock exchanges at a market-determined price. Unlike a traditional mutual fund, investors cannot purchase or redeem shares directly from the ETF. Rather, investors may only buy and sell ETF shares on an exchange, much as they can buy or sell any listed equity security. The price of an ETF share on a stock exchange is influenced by the forces of supply and demand. While imbalances in supply and demand can cause the price of an ETF share to deviate from its NAV (that is, trade at a discount or premium to its NAV), substantial deviations tend to be short-lived for many ETFs.

Index-based ETFs are designed to track the performance of specified market indexes. ~~In some cases, an ETF may track a multiple of its index, an inverse of its index, or even a multiple inverse of its index. Broad based ETFs typically track a broad group of stocks from different industries and market sectors~~. For example, iShares S&P 500 Index Fund and Standard & Poor’s Depositary Receipts are ETFs that track the S&P 500® Index. ~~Sector ETFs track companies represented in related industries within a sector of the economy. International ETFs track a group of stocks from a specific country. ETFs also may hold a portfolio of debt securities.~~ Because an index-based ETF may purchase, retain and sell securities at times when an actively managed fund would not do so, the Portfolio can expect greater risk of loss (and a correspondingly greater prospect of gain) from changes in the value of securities that are heavily weighted in the index than would be the case if the investment vehicle was not fully invested in such securities. Certain ~~funds may invest in actively managed~~ ETFs may be actively managed. Actively managed ETFs do not seek to track the return of a particular market index. Instead, an actively managed ETF’s investment adviser, like that of an actively managed mutual fund, creates a unique mix of investments to meet a particular investment objective and policy.

The returns of index-based ETFs will not match the performance of the designated index due to reductions in the performance attributable to transaction and other expenses, including fees paid by the ETF to service providers. ETFs are subject to risks specific to the performance of a few component securities if such securities represent a highly concentrated weighting in the designated index. The Portfolio will incur brokerage costs when it purchases ETFs.

Select ~~sector~~ index ETFs and other types of ETFs continue to be developed. As new products are developed, the Portfolio may invest in them to the extent consistent with the Fund’s investment objective, policies and restrictions.

Unless permitted by the 1940 Act or an order or rule issued by the, the Portfolio’s investments in unaffiliated ETFs that are structured as investment companies as defined in the 1940 Act are subject to certain percentage limitations of the 1940 Act regarding investments in other investment companies. As a general matter, these percentage limitations currently require the Portfolio to limit its investments in any one ETF to 5% of the Portfolio’s total assets and 3% of the outstanding voting securities of the ETF. Moreover, the Portfolio’s investments in all ETFs may not currently exceed 10% of the Portfolio’s total assets under the 1940 Act, when aggregated with all other investments in investment companies. ETFs that are not structured as investment companies as defined in the 1940 Act are not subject to these percentage limitations.